Exhibit 99.1

TransAlta Declares Dividends

CALGARY, Feb. 2, 2018 /CNW/ - The Board of Directors of TransAlta Corporation (TSX: TA; NYSE: TAC) today declared a quarterly dividend of $0.04 per common share payable on April 1, 2018 to shareholders of record at the close of business on March 1, 2018.

The Board of Directors also declared the following quarterly dividend on its Cumulative Redeemable Rate Reset First Preferred Shares for the period starting from and including December 31, 2017 up to but excluding March 31, 2018:

Preferred Shares	TSX Stock Symbol	Dividend Rate	Dividend Per Share	Record Date	Payment Date
Series A	TA.PR.D	2.709%	$0.16931	March 1, 2018	March 31, 2018
Series B*	TA.PR.E	2.902%	$0.17889	March 1, 2018	March 31, 2018
Series C	TA.PR.F	4.027%	$0.25169	March 1, 2018	March 31, 2018
Series E	TA.PR.H	5.194%	$0.32463	March 1, 2018	March 31, 2018
Series G	TA.PR.J	5.300%	$0.33125	March 1, 2018	March 31, 2018
*Please note the quarterly floating rate on the Series B Preferred Shares will be reset every quarter.

All currency is expressed in Canadian dollars except where noted. When the dividend payment date falls on a weekend or holiday, the payment is made the following business day.

About TransAlta Corporation:
TransAlta Corporation ("TransAlta") is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta's focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been recognized on CDP's Canadian Climate Disclosure Leadership Index (CDLI), which includes Canada's top 20 leading companies reporting on climate change, and has been selected by Corporate Knights as one of Canada's Top 50 Best Corporate Citizens and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at transalta.com, or follow us on Twitter @TransAlta.

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/February2018/02/c1967.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Stacey Hatcher, Manager, Communications, Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 12:44e 02-FEB-18